UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 May, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 14 May 2021: Divestment by Sasol South Africa Ltd of a 30% interest in the Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**")

DIVESTMENT BY SASOL SOUTH AFRICA LTD OF A 30% INTEREST IN THE REPUBLIC OF MOZAMBIQUE PIPELINE INVESTMENTS COMPANY (PTY) LTD (ROMPCO)

Sasol is pleased to announce that Sasol South Africa Ltd ("**SSA**"), a major subsidiary of Sasol, has concluded a sale and purchase agreement ("**SPA**") in terms of which SSA has agreed to sell a 30% interest ("**Sale Shares**") in ROMPCO to an acquisition vehicle beneficially owned by a consortium, comprising Reatile Group Proprietary Limited ("**Reatile Group**") and the IDEAS Fund managed by African Infrastructure Investment Managers Proprietary Limited ("**IDEAS Fund**") (collectively the "**Reatile Consortium**") (the "**Proposed Transaction**").

SSA will retain a 20% shareholding in ROMPCO and will continue to operate and maintain the pipeline in terms of the commercial agreement between Sasol and ROMPCO, which is independent of the Proposed Transaction. Sasol's agreements with ROMPCO to transport gas to Secunda are unaffected by the Proposed Transaction and the tariffs remain as per the said agreements, which were approved by the National Energy Regulator of South Africa (NERSA) (*or* are approved by NERSA from time to time).

The Sale Shares will, subject to certain adjustments, be sold for a consideration comprising an initial amount of R4,145 billion and a deferred payment of up to R1 billion payable if certain agreed milestones are achieved by 30 June 2024.

The Proposed Transaction is subject to the pre-emptive rights on the Sale Shares held by the other shareholders of ROMPCO, being the South African Gas Development Company (SOC) Limited and Companhia Moçambicana de Gasoduto S.A.R.L.

The Proposed Transaction will thereafter be subject to the fulfilment of customary conditions precedent, including, *inter alia*:
i.   competition / anti-trust approvals in the relevant jurisdictions;
ii.   all necessary consents of third parties including governmental authorities; and
iii. no material adverse change having occurred or, if such a change has occurred, it has been satisfactorily remedied if capable of remedy.

The SPA contains representations, warranties and indemnities given by SSA in favour of Reatile Consortium, which are standard for a transaction of this nature.

It is expected that the Proposed Transaction will become effective during the second half of calendar year 2021.

The Proposed Transaction is part of Sasol's strategy-led divestment programme. Sasol remains fully committed to its operations in Mozambique, which continue to be integral to Sasol's gas strategy.

About the Reatile Consortium

Reatile Group is a 100% black-owned, 30% black woman owned South African investment holding company focused on the energy, petrochemical and industrial sectors. It has a proven track record of successfully operating, maintaining/managing and growing a portfolio of energy investments alongside some of the largest energy companies in South Africa and the world.

IDEAS Fund is one of South Africa's largest domestic infrastructure equity funds which invests in economic infrastructure, social infrastructure and renewable energy infrastructure in the Southern African Development Community region. IDEAS Fund is managed by African Infrastructure Investment Managers (Pty) Ltd, a subsidiary of Old Mutual Alternative Investments Holdings (Pty) Ltd.

14 May 2021

Johannesburg

Investment Bank, Corporate Advisor and Transaction Sponsor:
Nedbank Corporate and Investment Banking, a division of Nedbank Limited

Legal advisor:
Webber Wentzel

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2021

By: /sgd/M du Toit

Name: M du Toit

Title: Group Company Secretary